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                                  Exhibit A(1)

           RESOLUTIONS ADOPTED BY THE DIRECTORS OF NORTHWESTERN MUTUAL
                      SERIES FUND, INC. ON NOVEMBER 7, 2002

          RESOLVED, that the Board hereby amends the first paragraph of Article FIFTH of the Articles of Incorporation of the corporation as follows, effective January 31, 2003: "J.P. Morgan Select Growth and Income Stock Portfolio Capital Stock" is changed to "Large Cap Core Stock Portfolio Capital Stock".

          BE IT FURTHER RESOLVED, that the officers of the corporation are authorized and directed to prepare articles supplementary and amended Articles of Incorporation to reflect the actions taken by these resolutions, to file such articles supplementary and amended articles in accordance with the applicable requirements of the laws of Maryland, and to pay such franchise and bonus taxes as may be due.